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                          May 31, 2022

       Zach Davis
       Chief Financial Officer
       Cheniere Energy Partners, L.P.
       00 Milam Street, Suite 1900
       Houston, TX 77002

                                                        Re: Cheniere Energy
Partners, L.P.
                                                            Registration
Statement on Form S-4
                                                            Filed May 20, 2022
                                                            File No. 333-265092

       Dear Mr. Davis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cheryl
Brown, Law Clerk, at (202) 551-3905 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              George J. Vlahakos,
Esq.